                                                                    Exhibit (5c)
                         CIGNA Variable Products Group
                         950 Winter Street, Suite 1200
                               Waltham, MA 02154

February 25, 1997

CIGNA Investments, Inc.
900 Cottage Grove Road
Bloomfield, CT 06002

Re: Master Investment Advisory Agreement Dated as of April 26, 1988 Between CIGNA Investments, Inc. (the "Adviser") and CIGNA Variable Products Group (the "Trust")

Dear Madam or Sir:

Please be advised that the Trust has established seven new series of shares:
Intermediate Bond Index Fund, Long-Term Bond Index Fund, Utility Index Fund, REIT Index Fund, Small Cap Index Fund, International Index Fund and Emerging Markets Index Fund. The Trust desires to retain you to render management and investment advisory services pursuant to the above-captioned Master Investment Advisory Agreement for these new series. The advisory fee payable with respect to these additional series is set forth on Schedule A-3 attached hereto.

If you are willing to render management and investment advisory services pursuant to the Master Investment Advisory Agreement and the fee schedule attached hereto, would you please so indicate by signing below.

Copies of the Master Trust Agreement establishing the Trust are on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this document is executed on behalf of the Trust by an officer of the Trust and not individually and that any obligations of or arising out of this document are not binding upon any of the Trustees, officers, shareholders, employees or agents of the Trust individually, but are binding only upon the assets and property of the Trust.

Sincerely,

CIGNA Variable Products Group


By: /s/ R. Bruce Albro
   --------------------------------------
   By:  R. Bruce Albro
   Its: Chairman of the Board and President

Accepted and Agreed to this  31st   day of March, 1997.
                            -------

CIGNA Investments, Inc.


By: /s/ Arthur C. Reeds, III
   --------------------------------------
   By:  Arthur C. Reeds, III
   Its: President

                                  SCHEDULE A-3
                       To Letter dated February 25, 1997

Compensation Schedule for the following Series:

  Intermediate Bond Index Fund
  Long-Term Bond Index Fund
  Utility Index Fund
  REIT Index Fund
  Small Cap Index Fund
  International Index Fund
  Emerging Markets Index Fund

The Trust shall pay the Adviser as full compensation for all services rendered and all facilities furnished hereunder, a management fee for each Series by applying the following percentages of the average daily net asset value of each Series for the calendar year, computed in the manner used for the determination of the offering price of Shares of the Series:

  Intermediate Bond Index Fund -          .35
  Long-Term Bond Index Fund -             .35
  Utility Index Fund -                    .25
  REIT Index Fund -                       .25
  Small Cap Index Fund -                  .50
  International Index Fund -              .50
  Emerging Markets Index Fund -           .50

The fee accrued as of the end of each month shall be paid no later than the 15th of the following month.